

Mail Stop 3030

September 5, 2017

<u>Via E-mail</u>
Michael P. Plisinski
Chief Executive Officer
Rudolph Technologies, Inc.
16 Jonspin Road
Wilmington, MA   01887

   Re: **Rudolph Technologies, Inc.**
     Form 10-K for the Year Ended December 31, 2016
     Filed February 16, 2017
     File No. 1-36226

Dear Mr. Plisinski:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/ Martin James

        Martin James
        Senior Assistant Chief Accountant
        Office of Electronics and Machinery